10
11/12

PW



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
OCT 29 2010
Washington, DC
110

SEC FILE NUMBER
8-41760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2009 (MM/DD/YY) AND ENDING 08/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WESTHOFF, CONE AND HOLMSTEDT**

OFFICIAL USE ONLY
25502
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 YGNACIO VALLEY ROAD, SUITE 380
(No. and Street)

WALNUT CREEK	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY E. CONE (925) 472-8740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY ROAD, #460	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, ANTHONY E CONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTHOFF, CONE AND HOLMSTEDT, A CALIFORNIA CORPORATION, as of AUGUST 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Anthony E Cone
Signature

Secretary
Title

SIGNED 10/28/2010

Notary Public


JEFFREY BOSCH MANDAP
Commission # 1708900
Notary Public - California
Contra Costa County
My Comm. Expires Dec 5, 2010

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (SEE SEPARATE REPORT)
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATION OF
THE STATE OF CALIFORNIA
VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Anthony E. Cone, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28th day of October, 2010
at Walnut Creek, California.



Anthony E. Cone

Westhoff, Cone and Holmstedt

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)

Financial Statements and Supplementary Information
Year Ended August 31, 2010

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Westhoff, Cone and Holmstedt
Walnut Creek, California

We have audited the accompanying statement of financial condition of Westhoff, Cone and Holmstedt as of August 31, 2010 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westhoff, Cone and Holmstedt as of August 31, 2010 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange.. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
October 25, 2010

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)
Statement of Financial Condition
August 31, 2010

ASSETS

ASSETS:	
Cash and cash equivalents	$ 237,779
Deposit with clearing broker-dealer	127,826
Accounts receivable - underwriting	236,380
Remarketing fees receivable	236,771
Other receivables	98
Prepaid expenses and deposits	5,155
Furniture and equipment, net of accumulated depreciation of $3,073	10,372
TOTAL ASSETS	$ 854,381

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 650,072
Income taxes payable	3,136
Deferred income tax liability	2,400
Total liabilities	655,608
SHAREHOLDERS' EQUITY:	
Common stock - no par value; authorized 100,000 shares; issued and outstanding, 27,735 shares	27,735
Retained earnings	171,038
Total shareholders' equity	198,773
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 854,381

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)
Statement of Operations
Year Ended August 31, 2010

REVENUES:	
Underwriting	$ 1,069,537
Remarketing fees	1,189,951
Interest and dividends	919
Other	44,375
Total revenues	2,304,782
OPERATING EXPENSES:	
Compensation and benefits	1,542,446
Commissions paid to other broker-dealers	451,618
Communications	24,434
Occupancy	94,564
Promotional	94,766
Regulatory fees	5,803
Professional services and other	46,212
Deal expenses	19,648
Total operating expenses	2,279,491
INCOME BEFORE INCOME TAXES	25,291
INCOME TAX EXPENSE:	
Current	8,700
Deferred	(1,000)
Total income tax expense	7,700
NET INCOME	$ 17,591

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE, AND HOLMSTEDT
(A California Corporation)
Statement of Changes in Stockholders' Equity
Year Ended August 31, 2010

	Common Stock		Retained	
	# Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	27,735	$ 27,735	$ 153,447	$ 181,182
NET INCOME	-	-	17,591	$ 17,591
BALANCES, END OF YEAR	27,735	$ 27,735	$ 171,038	$ 198,773

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)
Statement of Cash Flows
Year Ended August 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	17,591
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		4,114
Changes in operating accounts:		
Receivable from broker-dealer		9,076
Accounts receivable - underwriting		(236,380)
Remarketing fees receivable		(21,257)
Other receivables		(21)
Prepaid expenses and deposits		4,313
Accounts payable and accrued liabilities		270,659
Income taxes payable		2,786
Deferred income tax liability		(1,000)
Net cash used in operating activities		49,881
CASH FLOWS FROM INVESTING ACTIVITIES -		
Purchases of furniture and equipment		(3,188)
NET DECREASE IN CASH AND CASH EQUIVALENTS		46,693
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		191,086
CASH AND CASH EQUIVALENTS, END OF YEAR	$	237,779
SUPPLEMENTARY CASH FLOW INFORMATION:		
Income taxes paid	$	6,000

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

The Company
Westhoff, Cone and Holmstedt (the "Company") was incorporated October 2, 1989 and began business as a broker-dealer in November 1989. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. It transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and is a member of Financial Industry Regulatory Authority (FINRA).

The Company's primary business is to underwrite municipal securities.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets.

Securities Transactions
Transactions are recorded on the accrual basis of accounting (i.e. trade date basis).

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred income tax liability of $2,400 is due to differences in the timing of deducting depreciation expense and other prepaid expenses.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)
Notes to Financial Statements
Year Ended August 31, 2010

2. Income Taxes

The following is a summary of the income taxes for the year ended August 31, 2010:

	Year Ended August 31, 2010		Combined	
	State	Federal	Liability	Current Provision
Net income before taxes	$ 25,291	$ 25,291		
Adjustments:				
Depreciation – financial statements	4,114	4,114		
Depreciation – tax returns	(7,984)	(3,254)		
Non-deductible expenses	13,057	13,057		
Prepaid expenses deducted - prior	4,314	4,314		
California tax paid	-	(2,000)		
Taxable income	38,792	41,522		
Tax thereon	3,429	6,228	9,657	9,657
Adjust prior year provisions	(18)	8	(10)	(957)
Less: declaration payments applied	(2,511)	(4,000)	(6,511)	-
Accounts payable at year end	$ 900	$ 2,236	$ 3,136	$ 8,700

In addition, a deferred tax liability of $2,400 has been accrued on differences in the timing of deductions (primarily depreciation).

3. Net Capital Requirements

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was 3.58 to 1 at August 31, 2010. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

As of August 31, 2010, the Company had net capital as defined of $183,246 which is compared to the minimum requirement of $100,000.

4. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. Lease Commitments

The Company entered in a lease agreement to rent its new office space for a term of five years commencing November 2008. The following is the remaining commitment of minimum rents by fiscal year ending in October 2114:

Fiscal Year August 31	Minimum Obligation	No. of Months
2011	$63,260	12
2012	64,753	12
2013	66,385	12
2014	11,110	2

6. Concentration of Credit Risk

As of August 31, 2010, the Company has $237,779 deposited in a money market account with Wells Fargo Bank. This amount is not protected by deposit insurance through the Federal Deposit Insurance Corporation, and, therefore, could result in a loss if Wells Fargo Bank could not meet its deposit obligations.

In accordance with Statement of Financial Accounting Standards No. 157 by the Financial Accounting Standards Board (FASB), fair values of cash investments and deposits are entirely categorized as level 1 (quoted prices in active markets).

7. Pension Plan

In 2002, the Company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary tax deferral plan. For the year ended August 31, 2010, the Company contributed $21,070 to the profit-sharing plan.

8. Subsequent Events

Management has evaluated subsequent events through October 25, 2010, the date on which the financial statements were available to be issued.

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
August 31, 2010

Shareholders' equity	$ 198,773	
Non-allowable assets and charges against net capital:		
Prepaid expenses and deposits	5,155	
Furniture and equipment	10,372	
	15,527	
Net capital, as defined	183,246	(A)
Minimum requirement of net capital	100,000	
Excess of net capital over requirement	$ 83,246	
Aggregate indebtedness:		
Total liabilities	$ 655,608	(B)
Ratio of aggregate indebtedness to net capital (B/A)	3.58 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts.

	Net Capital	Aggregate Indebtedness	Ratio
Amounts originally submitted by Company	$ 179,746	$ 476,108	2.65 to 1
Decrease in income tax liabiities	3,500	(3,500)	
Increase in accrued liability - gross	(183,000)	183,000	
Increase in fees receivable - gross	183,000	-	
Net capital, as adjusted	$ 183,246	$ 655,608	3.58 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
Westhoff, Cone and Holmstedt
Walnut Creek, California

In planning and performing our audit of the financial statements and supplementary schedule of Westhoff, Cone and Holmstedt (the Company), for the year ended August 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2010 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory bodies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

October 25, 2010

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Westhoff, Cone and Holmstedt
Walnut Creek, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2010, which were agreed to by Westhoff, Cone and Holmstedt (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of Westhoff, Cone and Homstedt is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
October 25, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended August 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends fo purposes of the audit requirement of SEC Rule 17a-5:

8-041760 FINRA AUG 11/9/1989
Westhoff Cone + Holmstedt
500 Ygnacio Vally Rd, Ste 380
Walnut Creek, CA 94596-5041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Kinkade 415-225-0488

2. A. General Assessment (item 2e from page 2) $ 4629

B. Less payment made with SIPC-6 filed (exclude interest) (1870)
3/24/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2759

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2759

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2759

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westhoff Cone + Holmstedt
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12th day of October, 20 10.

Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Sept 1, 2009 and ending Aug 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,304,782
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	451,618
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	1,762
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	453,380
2d. SIPC Net Operating Revenues	$ 1851,402
2e. General Assessment @ .0025	$ 4,629

(to page 1, line 2.A.)

WESTHOFF, CONE AND HOLMSTEDT

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED AUGUST 31, 2010

(WITH AUDITORS' REPORT THEREON)

Cropper Accountancy Corporation
Certified Public Accountants